QuickLinks -- Click here to rapidly navigate through this document

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Amendment No. 1

VERENIUM CORPORATION
(Name of Subject Company)
PASTINACA ACQUISITION INC. (Offeror)
a wholly owned Subsidiary of

BASF CORPORATION
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

92340P209
(CUSIP Number of Class of Securities)

Keith H. Ansbacher
Vice President & Interim General Counsel
BASF CORPORATION
100 Park Avenue
Florham Park, NJ 07932
(973) 245-6045

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

David B. Haber
Marita A. Makinen
Lowenstein Sandler LLP
1251 Avenue of the Americas, 17th Floor
New York, New York 10020
Telephone: (212) 262-6700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$58,761,318	$7,568.46

*
Estimated solely for purposes of calculating the filing fee. The transaction valuation is based on the offer to purchase (i) 12,788,544 outstanding shares of common stock of Verenium Corporation at a purchase price of $4.00 per share (the "Offer Price"), (ii) outstanding options having an exercise price less than the Offer Price (with an average exercise price of approximately $2.54 per share) with respect to 1,941,008 shares of Verenium Corporation and (iii) outstanding warrants having an exercise price less than the Offer Price (with an average exercise price of approximately $2.50 per share) with respect to 3,182,180 shares of Verenium Corporation, in each case as of September 20, 2013, the most recent practicable date.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the transaction valuation by 0.00012880.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $7,568.46	Filing Party: BASF Corporation Pastinaca Acquisition Inc.
Form or Registration No.: Schedule TO	Date Filed: October 2, 2013
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1.
☐ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

        This Amendment No. 1 to the Tender Offer Statement on Schedule TO (as amended and supplemented, the "Schedule TO") amends and supplements the Schedule TO relating to the offer by Pastinaca Acquisition Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of BASF Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares") of Verenium Corporation, a Delaware corporation (the "Company"), at $4.00 per Share, net in cash, without interest (less any required withholding taxes), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 2013 (together with any amendments and supplements thereto, the "Offer to Purchase"), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the "Letter of Transmittal"), copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii)(b) hereto, respectively. The form of the amended and restated Letter of Transmittal being filed herewith supersedes in its entirety the form of the Letter of Transmittal previously filed as Exhibit (a)(1)(ii) hereto. All Letters of Transmittal delivered by the shareholders of the Company (including those properly submitted prior to the date hereof) shall be deemed delivered on the form of the amended and restated Letter of Transmittal.

        The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of this Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Item 1.    Summary Term Sheet.

        The information incorporated into Item 1 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is hereby amended and supplemented by deleting in its entirety the paragraph in response to the question "If I decide not to tender, how will the Offer affect my Shares?" on page 6 and replacing it with the following:

        "If we purchase at least a majority of the outstanding Shares in the Offer and the other Offer Conditions and other conditions to the Merger contained in the Merger Agreement are satisfied or waived, we will seek to effect the Merger of Purchaser with and into the Company as promptly as practicable in accordance with the terms of the Merger Agreement without any further action by the stockholders of the Company. If the proposed Merger takes place, stockholders who do not tender in the Offer (other than those properly exercising their appraisal rights in accordance with Section 262 of the DGCL) will receive in accordance with Section 251(h) of the DGCL the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Merger takes place and you do not perfect your appraisal rights, the only difference between tendering and not tendering Shares in the Offer is that tendering stockholders will be paid sooner. However, if the Merger does not take place, the ability to publicly trade your Shares may be limited as described above."

Item 4.    Terms of the Transaction.

        The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is hereby amended and supplemented as set forth above in Item 1.

        The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER—Section 13 ("The Transaction Documents—The Merger Agreement") is hereby amended and supplemented by deleting in its entirety the last sentence on page 25 and replacing it with the following:

        "In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures about the Company, Purchaser or Parent (or any of their respective subsidiaries or affiliates) without consideration of the entirety of the factual disclosures about such parties, respectively, in this Schedule TO and in the Company's reports filed with the SEC."

        The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER—Section 13 ("The Transaction Documents") is hereby amended and supplemented by adding the following subsection to the end of such Section 13 ("The Transaction Documents"), directly prior to Section 14 ("Dividends and Distributions"):

"Confidentiality, Non-Disclosure and Non-Solicitation Agreement

        The following summary description of the Confidentiality, Non-Disclosure and Non-Solicitation Agreement is qualified in its entirety by reference to the Confidentiality, Non-Disclosure and Non-Solicitation Agreement itself, which Parent has filed a form thereof as Exhibit (d)(3) to the Schedule TO.

        On May 1, 2013, BASF and Verenium entered into a customary confidentiality agreement that contained a one-year standstill arrangement whereby BASF agreed for a one-year period commencing as of May 1, 2013, that neither it nor its representatives will, in any manner, directly or indirectly, (except to the extent agreed by Verenium):

          (a)   make, effect, initiate, cause or participate in (i) any acquisition of beneficial ownership of any securities of Verenium or any securities of any subsidiary or other affiliate of Verenium, in excess of five (5) percent of the outstanding securities of any such company (with any such acquisition, regardless of size, only being made at such time as neither the acquiring party nor any of its affiliates is in possession of material, non-public information about Verenium), (ii) any acquisition of any assets of Verenium or any assets of any subsidiary or other affiliate of Verenium, (iii) any tender offer, exchange offer, merger, business combination, recapitalization, restructuring, liquidation, dissolution or extraordinary transaction involving Verenium or any subsidiary or other affiliate of Verenium, or involving any securities or assets of Verenium or any securities or assets of any subsidiary or other affiliate of Verenium, or (iv) any "solicitation" of "proxies" (as those terms are used in the proxy rules of the SEC) or consents with respect to any securities of Verenium;

          (b)   form, join or participate in a "group" (as defined in the Exchange Act) with respect to the beneficial ownership of any securities of Verenium;

          (c)   act, alone or in concert with others, to seek to control or influence the management, board of directors or policies of Verenium;

          (d)   take any action that might require Verenium to make a public announcement regarding any of the types of matters set forth in "(a)" above;

          (e)   agree or offer to take, or encourage or propose (publicly or otherwise) the taking of, any action referred to in clause "(a)", "(b)", "(c)" or "(d)" above;

          (f)    assist, induce or encourage any other person or entity to take any action of the type referred to in clause "(a)", "(b)", "(c)", "(d)" or "(e)" of above; or

          (g)   enter into any discussions, negotiations, arrangement or agreement with any other person or entity relating to any of the foregoing matters described above."

        The information incorporated into Item 4 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER—Section 16 ("Certain Legal Matters; Regulatory Approvals—Appraisal Rights") is hereby amended and supplemented by deleting in its entirety the second paragraph on page 45 and replacing it with the following:

        "As described more fully in the Schedule 14D-9, if a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

  •
  prior to the consummation of the Offer, which is the first date on which Parent deposits funds with the Depositary for payment of Shares tendered and not withdrawn pursuant to the Offer, deliver to Verenium a written demand for appraisal of Shares held, which demand must reasonably inform Verenium of the identity of the stockholder and that the stockholder is demanding appraisal;

  •
  not tender their Shares in the Offer; and

  •
  continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time."

Item 5.    Past Contacts, Transactions, Negotiations and Agreements.

        The information incorporated into Item 5 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER—Section 13 ("The Transaction Documents") is hereby amended and supplemented as set forth above in Item 4.

        The information incorporated into Item 5 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER—Section 11 ("Background of the Offer; Contacts with the Company") is hereby by amended and supplemented by deleting in its entirety the seventh full paragraph on page 23 and replacing it with the following:

        "On August 21, 2013, representatives of Rothschild contacted representatives of UBS and informed such representatives that BASF would only be prepared to move forward with the proposed transaction at an offer price of $3.90 per share. Representatives of Rothschild informed representatives of UBS that BASF's decision primarily resulted from certain matters determined during due diligence including BASF's assessment of certain future business opportunities in grain processing and oilfield services in light of Verenium's August 7, 2013 announcement of its financial results for the second quarter of 2013 and six months ended June 30, 2013, and BASF's preliminary assessment of certain of Verenium's contractual obligations and potential financial liabilities that could increase BASF's costs subsequent to the closing of the transaction."

        The information incorporated into Item 5 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption THE OFFER—Section 11 ("Background of the Offer; Contacts with the Company") is hereby amended and supplemented by deleting in its entirety the last paragraph beginning on page 23 and ending on page 24 and replacing it with the following:

        "On September 13, 2013, BASF submitted a revised non-binding offer letter (the "September 13 Letter") along with a revised draft of the Merger Agreement. The September 13 Letter contained an offer price of $4.00 per share and the accompanying merger agreement proposed, among other matters, a termination fee of $2.4 million, representing approximately 4.08% of the proposed transaction equity value and accepting the elimination of expense reimbursement. The increase in the offer price per share from the previously communicated $3.90 per share was attributable, in part, to BASF and Verenium's continued due diligence discussions with respect to the matters communicated on August 21, 2013."

Item 6.    Purposes of the Transaction and Plans or Proposals.

        The information incorporated into Item 6 of the Schedule TO by reference to the information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is hereby amended and supplemented as set forth above in Item 1.

Item 10.    Financial Statements.

        Not applicable.

Item 12.    Exhibits.

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated as of October 2, 2013.†
(a)(1)(ii)(a)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).†
(a)(1)(ii)(b)	Form of Amended and Restated Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(iii)	Form of Notice of Guaranteed Delivery.†
(a)(1)(iv)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†
(a)(1)(v)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†
(a)(1)(vi)	Summary Advertisement, as published in the New York Times on October 2, 2013.†
(a)(5)(i)	Press Release issued by Parent, dated September 20, 2013.†
(a)(5)(ii)	Press Release issued by Parent, dated October 2, 2013.†
(b)	Not applicable.
(c)	Not applicable.
(d)(1)	Agreement and Plan of Merger, dated as of September 19, 2013, among the Company, Parent and Purchaser.†
(d)(2)	Form of Tender and Support Agreement, dated as of September 19, 2013, among the Company, Parent, Purchaser and certain stockholders of the Company.†
(d)(3)	Confidentiality, Non-Disclosure and Non-Solicitation Agreement, dated as of May 1, 2013, between Parent and the Company, as amended.†
(d)(4)	Amendment to Confidentiality, Non-Disclosure and Non-Solicitation Agreement, dated as of July 31, 2013, between Parent and the Company.†
(e)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

†
Previously filed.

Item 13.    Information Required by Schedule 13E-3.

        Not applicable.

 SIGNATURES

        After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2013

PASTINACA ACQUISITION INC., a Delaware corporation
By:	/s/ KEITH H. ANSBACHER
	Name:	Keith H. Ansbacher
	Title:	Vice President & Secretary
BASF CORPORATION, a Delaware corporation
By:	/s/ KEITH H. ANSBACHER
	Name:	Keith H. Ansbacher
	Title:	Vice President & Interim General Counsel

QuickLinks

  Item 1. Summary Term Sheet.
  Item 4. Terms of the Transaction.
  Item 5. Past Contacts, Transactions, Negotiations and Agreements.
  Item 6. Purposes of the Transaction and Plans or Proposals.
  Item 10. Financial Statements.
  Item 12. Exhibits.
  Item 13. Information Required by Schedule 13E-3.
SIGNATURES